November 12, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accounting Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sungy Mobile Limited (CIK No. 0001584133)
Response to the Staff’s Comment Letter Dated November 1, 2013

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, Sungy Mobile Limited (formerly named Sungy Data Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement Amendment No. 2”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 2, marked to show changes to the Company’s Amendment No. 1 to the registration statement on Form F-1 filed with the Commission on October 22, 2013.

U.S. Securities and Exchange Commission

November 12, 2013

Concurrent with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letters from the staff of the Commission (the “Staff”) dated November 1, 2013. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Registration Statement Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement Amendment No. 2.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering immediately and expects to request acceleration of the effectiveness of the Registration Statement on or about November 21, 2013. The Company would appreciate the Staff’s continuing support and assistance.

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Mobile applications products and services, page 74

1.	We note your response to prior comment 1. Please disclose the number of active users that utilize more than one of your offerings as a footnote to the table on page 110. Further for those users that do utilize more than one of your offerings please notate which user category you reflect them in.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 111 of the Registration Statement Amendment No. 2.

Exhibit 5.1

2.

We note the qualification related to the company’s register of members included in section 3.3 on page 2. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued, fully paid and non-assessable. Therefore, rather

U.S. Securities and Exchange Commission

November 12, 2013

than including this qualification in the opinion section, describe in detail in the registration statement, under Description of Capital, the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members as required by “PART III - Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law. We note also the following:

•	The depositary will hold the ordinary shares underlying the ADSs and would initially be included in your register of members as the only holder of the shares in this offering. If there are any material risks to this process, please consider including appropriate disclosure in the “Risk Factors” and Enforceability of Civil Liabilities” sections;

•	Here or in your Description of Capital section, you should make clear whether the shares underlying the ADSs will be non-negotiable, negotiable or in bearer form as per Section 166 of the Companies Law; and

•	Your discussion of the register of members should make clear the recourse available to investors in instances where the company fails to update its register of members.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 155 of the Registration Statement Amendment No. 2. The Company respectfully advises the Staff that the Company does not believe there are any material risks involved in the process of having the depositary holding the ordinary shares underlying the ADSs which would initially be included in its register of members as the only holder of the shares in this offering.

Exhibit 23.1

3.	Please file an updated consent from KPMG Huazhen (SGP).

In response to the Staff’s comment, the Company has filed an updated consent from KPMG Huazhen (SGP) as Exhibit 23.1.

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U.S. Securities and Exchange Commission

November 12, 2013

If you have any questions regarding this letter or the Registration Statement Amendment No. 2, please do not hesitate to contact the undersigned by phone at +852-3740-4850 (work) or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Enclosures

cc:	Yuqiang Deng, Chief Executive Officer, Sungy Mobile Limited

Winston Li, Chief Financial Officer, Sungy Mobile Limited

David Kong, Partner, KPMG Huazhen (SGP)

Francis Duan, Partner, KPMG Huazhen (SGP)

Leiming Chen, Partner, Simpson Thacher & Bartlett LLP